Filed Pursuant to Rule 433

Registration Statement No. 333-224979

PRICING TERM SHEET

February 19, 2020

F.N.B. Corporation

$300,000,000 2.200% Senior Notes due 2023

Issuer:	F.N.B. Corporation (the “Company”)

Expected Ratings:

Baa2 / BBB- / BBB+ (Moody’s / S&P / KBRA)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Security:	2.200% Senior Notes due 2023 (the “Notes”)

Principal Amount:	$300,000,000

Maturity Date:	February 24, 2023

Offering Format:	SEC Registered

Trade Date:	February 19, 2020

Settlement Date:	February 24, 2020

Benchmark Treasury:	UST 1.375% due February 15, 2023

Benchmark Treasury Price and Yield:	99-30; 1.396%

Spread to Benchmark Treasury:	T + 83 bps

Coupon:	2.200% per annum

Yield to Maturity:	2.226% per annum

Interest Payment Dates:	Semi-annually in arrears on February 24 and August 24 of each year, commencing on August 24, 2020 and ending on the earlier of the optional redemption date or the maturity date.

Day Count Convention:	30/360

Optional Redemption:	The Issuer may, at its option, redeem the Notes, in whole or in part, on or after January 25, 2023, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Use of Proceeds:	For general corporate purposes, which may include investments at the holding company level, capital to support the growth of First National Bank of Pennsylvania, repurchase of the Company’s common shares and refinancing of outstanding indebtedness.

Price to Public:	99.925% of principal amount

Underwriters’ Discount:	0.30% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$298,875,000

CUSIP / ISIN:	30260N AA9 / US30260NAA90

Alternative Settlement Cycle:	We expect to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc.

Co-Managers:	Keefe, Bruyette & Woods, Inc. Piper Sandler & Co.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman Sachs & Co. LLC by calling 1 (866) 471-2526, or BofA Securities, Inc. by calling 1 (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.